

September 6, 2011

Via Facsimile
Mr. Simon Westbrook
Chief Financial Officer
IN Media Corporation
4920 El Camino Real, Suite 100
Los Altos, CA 94022

> **Re:** **IN Media Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q/A for Fiscal Quarter Ended June 30, 2011**
> **Filed August 25, 2011**
> **Response Letter Dated August 18, 2011**
> **File No. 333-146263**

Dear Mr. Westbrook:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	Please note that the acknowledgements you provide in your response letter to us should appear as requested and should not be limited to changes to disclosure in response to filings that the staff has reviewed, as in the second bullet point. Some of our comments may impact disclosures to be made in future filings that we have not reviewed. Please provide a corrected written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Business

Products, page 4

2.   We note your response to comment one of our letter dated August 4, 2011. Please note that a written description of an oral agreement may be required to be filed as an exhibit to your annual report if such agreement, if it were written, would be required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. As you have determined that your agreement with Numerity Corporation is required to be filed as an exhibit, as evidenced by inclusion of the subsequent written agreement as an exhibit to your Form 10-Q for the quarter ended June 30, 2011, please file a written description of the oral agreement as an exhibit to your amendment to your Form 10-K.

Financial Statements

Note 3 – Significant Accounting Policies

H) Convertible Debt Instruments, page 26

3.   We note your response to our prior comment number 4. As evidenced by the repayment of a note in the second quarter of fiscal year 2011, we continue to believe you should account for your debt instruments according to ASC 470 from the date of issuance. We understand from our teleconference on September 2, 2011, that you believe any related amounts may not be material to your fiscal year 2010 and subsequent interim period financial statements. Please provide us with an understanding of the potential financial statement revisions and also a materiality analysis in accordance with SAB Topics 1:M & 1:N.

Changes in Internal Controls over Financial Reporting, page 30

4.   We note your responses to comments five and seven of our letter dated August 4, 2011, in which you state that no changes have been made to your internal control over financial reporting for the year ended December 31, 2010 and that your internal control over

financial reporting was effective at that date. However, disclosure in your 2009 Form 10-K states that your management concluded your internal control over financial reporting was not effective at December 31, 2009. Please tell us how you were able to conclude that your internal control over financial reporting was effective at December 31, 2010 if no changes to your internal control over financial reporting occurred during the year.

Form 10-Q for the Quarter Ended June 30, 2011

Management's Discussion and Analysis, page 13

Cautionary Statements, page 13

5.   You state that you "do not undertake and specifically decline any obligation to update any forward-looking statements." On page 2 of your letter to us, dated May 23, 2011, you undertook to revise this statement in future filings to include the phrase, "except as required by law." Please amend your Form 10-Q to reflect the revision you undertook to make. In your amendment, please also revise the other disclosures you have undertaken to revise in future filings, including those addressing MD&A and your Rule 144 risk factor.

Controls and Procedures, page 19

Evaluation of Disclosure Controls and Procedures, page 19

6.   Please amend your Form 10-Q to provide the information required by Item 307 of Regulation S-K.

Amendment No. 1 to Form 10-Q for the Quarter Ended June 30, 2011

General

7.   We note that you filed an amendment to your Form 10-Q solely to add an exhibit. Please note that paragraphs 1 and 2 of the certifications required by Exchange Act Rules 13a-14(a) and 15d-14(a) may not be omitted under any circumstances when you file an amendment to a periodic report. Please file an amendment to your Form 10-Q to include the required certifications. Refer to Question 161.01 of our Exchange Act Rules Compliance and Disclosure Interpretations.

Closing Comments

        You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749, Pam Long, Assistant Director at (202) 551-3765 or me at (202) 551- 3768 with any other questions.

                                     Sincerely,

                                     /s/ W. John Cash

                                     W. John Cash
                                     Branch Chief